UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 28, 2022

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2022 Report of UBS AG, which appears immediately following this page.

3	Introduction

1.	Risk and capital management
6	Risk management and control
7	Capital management

2.	Consolidated financial statements
13	UBS AG interim consolidated financial statements (unaudited)

Appendix
46	Alternative performance measures
49	Abbreviations frequently used in our financial reports
51	Information sources
52	Cautionary statement

Corporate calendar UBS AG

Publication of the Annual Report 2022:                         Monday, 6 March 2023
Publication of the first quarter 2023 report:                    Friday, 28 April 2023

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors.

Contacts

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UBS’s Investor Relations team
manages relationships with
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analysts and credit rating agencies.

ubs.com/investors

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ubs.com/media

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Imprint

Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS AG consolidated key figures

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD m, except where indicated	30.9.22	30.6.22	31.12.21	30.9.21	30.9.22	30.9.21
Results
Total revenues	8,308	9,036	8,819	9,210	26,838	27,008
Credit loss expense / (release)	(3)	7	(27)	(14)	22	(121)
Operating expenses	6,152	6,577	7,227	6,512	19,644	19,785
Operating profit / (loss) before tax	2,159	2,452	1,619	2,712	7,171	7,345
Net profit / (loss) attributable to shareholders	1,598	1,964	1,255	2,154	5,566	5,777
Profitability and growth
Return on equity (%)	11.7	13.9	8.7	15.3	13.2	13.6
Return on tangible equity (%)	13.2	15.7	9.8	17.3	14.8	15.3
Return on common equity tier 1 capital (%)	15.2	18.7	12.1	21.1	17.7	19.5
Return on leverage ratio denominator, gross (%)	3.3	3.4	3.3	3.5	3.4	3.5
Cost / income ratio (%)	74.0	72.8	81.9	70.7	73.2	73.3
Net profit growth (%)	(25.8)	2.6	(19.7)	6.8	(3.6)	24.7
Resources
Total assets	1,111,926	1,112,474	1,116,145	1,088,246	1,111,926	1,088,246
Equity attributable to shareholders	54,610	54,746	58,102	57,085	54,610	57,085
Common equity tier 1 capital[1]	42,064	42,317	41,594	41,356	42,064	41,356
Risk-weighted assets[1]	308,571	313,448	299,005	299,612	308,571	299,612
Common equity tier 1 capital ratio (%)[1]	13.6	13.5	13.9	13.8	13.6	13.8
Going concern capital ratio (%)[1]	18.1	18.0	18.5	18.5	18.1	18.5
Total loss-absorbing capacity ratio (%)[1]	32.8	32.8	33.3	32.6	32.8	32.6
Leverage ratio denominator[1]	989,909	1,024,811	1,067,679	1,044,438	989,909	1,044,438
Common equity tier 1 leverage ratio (%)[1]	4.25	4.13	3.90	3.96	4.25	3.96
Other
Invested assets (USD bn)[2]	3,706	3,912	4,596	4,432	3,706	4,432
Personnel (full-time equivalents)	47,429	46,807	47,067	47,293	47,429	47,293

1 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    2 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

Terms used in this report, unless the context requires otherwise
“1m”	One million, i.e., 1,000,000
“1bn”	One billion, i.e., 1,000,000,000
“1trn”	One trillion, i.e., 1,000,000,000,000

UBS AG Third quarter 2022 report                                                                                                                                                                                 2

Introduction

Overview

UBS Group AG is the holding company for the UBS Group and the parent company of UBS AG. UBS Group AG holds 100% of the issued shares in UBS AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements for the quarter ended 30 September 2022. Regulatory information for UBS AG standalone is provided in the 30 September 2022 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

›    Refer to the UBS Group third quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information

Comparison between UBS Group AG consolidated and UBS AG consolidated

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

Assets, liabilities, revenues, operating expenses and tax expenses / (benefits) relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, revenues and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

Differences in net profit between UBS Group AG consolidated and UBS AG consolidated mainly arise as UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred. In addition, and to a lesser extent, differences arise as a result of certain compensation-related matters, including pensions.

The equity of UBS Group AG consolidated was USD 1.1bn higher than the equity of UBS AG consolidated as of 30 September 2022. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

The going concern capital of UBS Group AG consolidated was USD 3.6bn higher than the going concern capital of UBS AG consolidated as of 30 September 2022, reflecting higher common equity tier 1 (CET1) capital of USD 2.6bn and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.0bn.

The CET1 capital of UBS Group AG consolidated was USD 2.6bn higher than that of UBS AG consolidated as of 30 September 2022. The higher CET1 capital of UBS Group AG consolidated was primarily due to lower UBS Group AG accruals for dividends to shareholders and higher UBS Group AG consolidated IFRS equity of USD 1.1bn. The aforementioned factors were partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

UBS AG Third quarter 2022 report | Introduction                                                                                                                                                           3

The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.0bn higher than that of UBS AG consolidated as of 30 September 2022, mainly reflecting Deferred Contingent Capital Plan awards granted at the Group level to eligible employees for the performance years 2017 to 2021, partly offset by four loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

›    Refer to “Holding company and significant regulated subsidiaries and sub-groups” under “Complementary financial information” at ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

›    Refer to the “Capital management” section of this report for more information about differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.9.22
USD m, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Total revenues	8,236	8,308	(73)
Credit loss expense / (release)	(3)	(3)	0
Operating expenses	5,916	6,152	(236)
Operating profit / (loss) before tax	2,323	2,159	164
of which: Global Wealth Management	1,453	1,434	18
of which: Personal & Corporate Banking	442	437	5
of which: Asset Management	140	139	1
of which: Investment Bank	447	436	11
of which: Group Functions	(158)	(287)	129
Net profit / (loss)	1,742	1,608	135
of which: net profit / (loss) attributable to shareholders	1,733	1,598	135
of which: net profit / (loss) attributable to non-controlling interests	9	9	0

Statement of comprehensive income
Other comprehensive income	(1,791)	(1,753)	(38)
of which: attributable to shareholders	(1,773)	(1,735)	(38)
of which: attributable to non-controlling interests	(17)	(17)	0
Total comprehensive income	(48)	(145)	97
of which: attributable to shareholders	(40)	(137)	97
of which: attributable to non-controlling interests	(8)	(8)	0

Balance sheet
Total assets	1,111,753	1,111,926	(172)
Total liabilities	1,055,666	1,056,985	(1,319)
Total equity	56,087	54,941	1,146
of which: equity attributable to shareholders	55,756	54,610	1,146
of which: equity attributable to non-controlling interests	330	330	0

Capital information
Common equity tier 1 capital	44,664	42,064	2,600
Going concern capital	59,359	55,733	3,626
Risk-weighted assets	310,615	308,571	2,044
Common equity tier 1 capital ratio (%)	14.4	13.6	0.7
Going concern capital ratio (%)	19.1	18.1	1.0
Total loss-absorbing capacity ratio (%)	33.7	32.8	1.0
Leverage ratio denominator	989,787	989,909	(122)
Common equity tier 1 leverage ratio (%)	4.51	4.25	0.26

UBS AG Third quarter 2022 report | Introduction                                                                                                                                                           4

As of or for the quarter ended 30.6.22			As of or for the quarter ended 31.12.21
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

8,917	9,036	(119)	8,705	8,819	(114)
7	7	0	(27)	(27)	0
6,295	6,577	(282)	7,003	7,227	(224)
2,615	2,452	163	1,729	1,619	109
1,157	1,130	27	563	541	22
413	409	4	365	362	3
959	959	0	334	328	6
410	388	22	713	710	3
(324)	(433)	110	(246)	(321)	75
2,118	1,974	144	1,359	1,266	93
2,108	1,964	144	1,348	1,255	93
10	10	0	11	11	0

(1,039)	(1,009)	(30)	(181)	(197)	16
(1,011)	(981)	(30)	(177)	(194)	16
(28)	(28)	0	(4)	(4)	0
1,079	965	114	1,178	1,069	109
1,097	982	114	1,171	1,062	109
(17)	(17)	0	7	7	0

1,113,193	1,112,474	719	1,117,182	1,116,145	1,037
1,056,010	1,057,390	(1,380)	1,056,180	1,057,702	(1,522)
57,184	55,085	2,099	61,002	58,442	2,559
56,845	54,746	2,099	60,662	58,102	2,559
339	339	0	340	340	0

44,798	42,317	2,481	45,281	41,594	3,687
59,907	56,359	3,548	60,488	55,434	5,054
315,685	313,448	2,238	302,209	299,005	3,204
14.2	13.5	0.7	15.0	13.9	1.1
19.0	18.0	1.0	20.0	18.5	1.5
33.7	32.8	0.9	34.7	33.3	1.3
1,025,422	1,024,811	612	1,068,862	1,067,679	1,183
4.37	4.13	0.24	4.24	3.90	0.34

UBS AG Third quarter 2022 report | Introduction                                                                                                                                                           5

Risk and capital management

Management report

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and the risk information provided in the UBS Group third quarter 2022 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. The total banking products exposure of UBS AG consolidated as of 30 September 2022 was USD 1.6bn, or 0.2%, higher than the exposure of UBS Group AG consolidated, compared with USD 0.8bn, or 0.1%, as of 30 June 2022.

›    Refer to the “Risk management and control” section of the UBS Group third quarter 2022 report for more information

›    Refer to the “Recent developments” section of the UBS Group third quarter 2022 report for more information about our exposure and response to the war in Ukraine

UBS AG Third quarter 2022 report | Risk and capital management | Risk management and control                                                                                        6

Capital management

Going and gone concern requirements and information

UBS is considered a systemically relevant bank (an SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs. The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated.

On 30 September 2022, the Swiss countercyclical capital buffer was reactivated at a maximum level of 2.5% on risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland. This increased our common equity tier 1 (CET1) minimum capital requirement by 26 basis points. Overall, countercyclical capital buffers contributed 29 basis points to our CET1 minimum capital requirement as of 30 September 2022.

The applicable gone concern requirement floor as of 30 September 2022 was 10% for risk-weighted-asset (RWA) and 3.75% for leverage-ratio-denominator (LRD) purposes. This floor was increased by 1.4 percentage points for RWA and 0.75 percentage points for LRD in the first quarter of 2022.

Based on the actions we completed up to December 2021 to improve resolvability, the Swiss Financial Market Supervisory Authority (FINMA) granted an increase of the rebate on the gone concern requirement from 55.0% to 65.0% of the maximum rebate, effective from 1 July 2022, with an effective maximum rebate of 1.25 percentage points for the LRD-based requirements and an effective maximum rebate of 3.56 percentage points for the RWA-based requirements. UBS AG is subject to going and gone concern requirements on a standalone basis.

›    Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the Swiss SRB framework and requirements

›    Refer to “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors  and our 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information relating to capital and other regulatory information for UBS AG standalone

UBS AG Third quarter 2022 report | Risk and capital management | Capital management                                                                                                  7

Swiss SRB going and gone concern requirements and information
As of 30.9.22	RWA		LRD
USD m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.59[1]	45,008	5.00[1]	49,495
Common equity tier 1 capital	10.29	31,739	3.50[2]	34,647
of which: minimum capital	4.50	13,886	1.50	14,849
of which: buffer capital	5.50	16,971	2.00	19,798
of which: countercyclical buffer	0.29	882
Maximum additional tier 1 capital	4.30	13,269	1.50	14,849
of which: additional tier 1 capital	3.50	10,800	1.50	14,849
of which: additional tier 1 buffer capital	0.80	2,469

Eligible going concern capital
Total going concern capital	18.06	55,733	5.63	55,733
Common equity tier 1 capital	13.63	42,064	4.25	42,064
Total loss-absorbing additional tier 1 capital	4.43	13,669	1.38	13,669
of which: high-trigger loss-absorbing additional tier 1 capital	4.04	12,481	1.26	12,481
of which: low-trigger loss-absorbing additional tier 1 capital[3]	0.38	1,188	0.12	1,188

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.35	31,927	3.75	37,122
of which: base requirement[5]	12.86	39,682	4.50	44,546
of which: additional requirement for market share and LRD	1.44	4,443	0.50	4,950
of which: applicable reduction on requirements	(3.95)	(12,199)	(1.25)	(12,374)
of which: rebate granted[6]	(3.56)	(10,993)	(1.25)	(12,374)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.39)	(1,206)	0.00	0

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.71	45,385	4.58	45,385
Total tier 2 capital	0.96	2,959	0.30	2,959
of which: low-trigger loss-absorbing tier 2 capital	0.79	2,427	0.25	2,427
of which: non-Basel III-compliant tier 2 capital	0.17	531	0.05	531
TLAC-eligible senior unsecured debt	13.75	42,426	4.29	42,426

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.93	76,935	8.75	86,617
Eligible total loss-absorbing capacity	32.77	101,118	10.21	101,118

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		308,571
Leverage ratio denominator				989,909

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Existing outstanding low-trigger AT1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher-quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.    6 Based on the actions we completed up to December 2021 to improve resolvability, FINMA granted an increase in the rebate on the gone concern requirement from 55.0% to 65.0% of the maximum rebate, effective from 1 July 2022, with an effective maximum rebate of 1.25 percentage points for the LRD-based requirements and – given the risk density of 35% underlying the regulatory requirements – an effective maximum rebate of 3.56 percentage points for the RWA-based requirements.

UBS AG Third quarter 2022 report | Risk and capital management | Capital management                                                                                                  8

The table below provides the RWA- and LRD-based requirements and information as of 30 September 2022 for UBS AG consolidated.

Swiss SRB going and gone concern information
USD m, except where indicated	30.9.22	30.6.22	31.12.21

Eligible going concern capital
Total going concern capital	55,733	56,359	55,434
Total tier 1 capital	55,733	56,359	55,434
Common equity tier 1 capital	42,064	42,317	41,594
Total loss-absorbing additional tier 1 capital	13,669	14,042	13,840
of which: high-trigger loss-absorbing additional tier 1 capital	12,481	12,825	11,414
of which: low-trigger loss-absorbing additional tier 1 capital	1,188	1,217	2,426

Eligible gone concern capital
Total gone concern loss-absorbing capacity	45,385	46,342	44,264
Total tier 2 capital	2,959	3,009	3,144
of which: low-trigger loss-absorbing tier 2 capital	2,427	2,471	2,596
of which: non-Basel III-compliant tier 2 capital	531	538	547
TLAC-eligible senior unsecured debt	42,426	43,333	41,120

Total loss-absorbing capacity
Total loss-absorbing capacity	101,118	102,700	99,698

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	308,571	313,448	299,005
Leverage ratio denominator	989,909	1,024,811	1,067,679

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.1	18.0	18.5
of which: common equity tier 1 capital ratio	13.6	13.5	13.9
Gone concern loss-absorbing capacity ratio	14.7	14.8	14.8
Total loss-absorbing capacity ratio	32.8	32.8	33.3

Leverage ratios (%)
Going concern leverage ratio	5.6	5.5	5.2
of which: common equity tier 1 leverage ratio	4.25	4.13	3.90
Gone concern leverage ratio	4.6	4.5	4.1
Total loss-absorbing capacity leverage ratio	10.2	10.0	9.3

UBS AG Third quarter 2022 report | Risk and capital management | Capital management                                                                                                  9

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 30.9.22
USD m, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference

Eligible going concern capital
Total going concern capital	59,359	55,733	3,626
Total tier 1 capital	59,359	55,733	3,626
Common equity tier 1 capital	44,664	42,064	2,600
Total loss-absorbing additional tier 1 capital	14,695	13,669	1,026
of which: high-trigger loss-absorbing additional tier 1 capital	13,504	12,481	1,023
of which: low-trigger loss-absorbing additional tier 1 capital	1,190	1,188	3

Eligible gone concern capital
Total gone concern loss-absorbing capacity	45,385	45,385	0
Total tier 2 capital	2,959	2,959	0
of which: low-trigger loss-absorbing tier 2 capital	2,427	2,427	0
of which: non-Basel III-compliant tier 2 capital	531	531	0
TLAC-eligible senior unsecured debt	42,426	42,426	0

Total loss-absorbing capacity
Total loss-absorbing capacity	104,744	101,118	3,626

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	310,615	308,571	2,044
Leverage ratio denominator	989,787	989,909	(122)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.1	18.1	1.0
of which: common equity tier 1 capital ratio	14.4	13.6	0.7
Gone concern loss-absorbing capacity ratio	14.6	14.7	(0.1)
Total loss-absorbing capacity ratio	33.7	32.8	1.0

Leverage ratios (%)
Going concern leverage ratio	6.0	5.6	0.4
of which: common equity tier 1 leverage ratio	4.51	4.25	0.26
Gone concern leverage ratio	4.6	4.6	0.0
Total loss-absorbing capacity leverage ratio	10.6	10.2	0.4

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.9.22
USD m	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference
Total IFRS equity	56,087	54,941	1,146
Equity attributable to non-controlling interests	(330)	(330)
Defined benefit plans, net of tax	(568)	(568)
Deferred tax assets recognized for tax loss carry-forwards	(4,163)	(4,163)
Deferred tax assets on temporary differences, excess over threshold		(164)	164
Goodwill, net of tax	(5,699)	(5,699)
Intangible assets, net of tax	(150)	(150)
Compensation-related components (not recognized in net profit)	(1,974)		(1,974)
Expected losses on advanced internal ratings-based portfolio less provisions	(486)	(486)
Unrealized (gains) / losses from cash flow hedges, net of tax	4,346	4,346
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(778)	(778)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date	(134)	(134)
Prudential valuation adjustments	(238)	(238)
Other[1]	(1,247)	(4,511)	3,264
Total common equity tier 1 capital	44,664	42,064	2,600
1 Includes dividend accruals for the current year and other items.

UBS AG Third quarter 2022 report | Risk and capital management | Capital management                                                                                                  10

The going concern capital of UBS AG consolidated was USD 3.6bn lower than the going concern capital of UBS Group AG consolidated as of 30 September 2022, reflecting lower CET1 capital of USD 2.6bn and lower going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.0bn.

The aforementioned difference in CET1 capital was primarily due to higher UBS Group AG consolidated IFRS equity of USD 1.1bn and lower UBS Group AG dividend accruals, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

The going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 1.0bn lower than that of UBS Group AG consolidated as of 30 September 2022, mainly reflecting Deferred Contingent Capital Plan awards granted at the Group level to eligible employees for the performance years 2017 to 2021, partly offset by four loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 30 September 2022, the going concern leverage ratio of UBS AG consolidated was 0.4 percentage points lower than that of UBS Group AG consolidated, mainly because the going concern capital of UBS AG consolidated was USD 3.6bn lower.

›    Refer to the “Introduction” section of this report for more information about the differences in equity between UBS AG consolidated and UBS Group AG consolidated

›    Refer to the “Capital management” section of the UBS Group third quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for information about the developments of loss-absorbing capacity, RWA and LRD for UBS Group AG consolidated

UBS AG Third quarter 2022 report | Risk and capital management | Capital management                                                                                                  11

Consolidated financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

13	Income statement
14	Statement of comprehensive income
15	Balance sheet
16	Statement of changes in equity
17	Statement of cash flows

18	1 Basis of accounting
19	2 Segment reporting
20	3 Net interest income
20	4 Net fee and commission income
20	5 Other income
21	6 Personnel expenses
21	7 General and administrative expenses
21	8 Income taxes
22	9 Expected credit loss measurement
29	10 Fair value measurement
35	11 Derivative instruments
36	12 Other assets and liabilities
37	13 Debt issued designated at fair value
37	14 Debt issued measured at amortized cost
38	15 Interest rate benchmark reform
38	16 Provisions and contingent liabilities

UBS AG Third quarter 2022 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                   12

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD m	Note	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	3,081	2,381	2,178	7,607	6,382
Interest expense from financial instruments measured at amortized cost	3	(1,794)	(1,103)	(853)	(3,706)	(2,572)
Net interest income from financial instruments measured at fair value through profit or loss	3	278	356	339	1,045	1,049
Net interest income	3	1,565	1,634	1,664	4,946	4,860
Other net income from financial instruments measured at fair value through profit or loss		1,792	1,620	1,695	5,637	4,480
Fee and commission income	4	4,971	5,235	6,124	16,074	18,369
Fee and commission expense	4	(476)	(450)	(510)	(1,410)	(1,472)
Net fee and commission income	4	4,495	4,785	5,615	14,664	16,897
Other income	5	456	996	237	1,591	772
Total revenues		8,308	9,036	9,210	26,838	27,008

Credit loss expense / (release)	9	(3)	7	(14)	22	(121)
Personnel expenses	6	3,617	3,762	3,951	11,613	12,109
General and administrative expenses	7	2,077	2,364	2,101	6,674	6,312
Depreciation, amortization and impairment of non-financial assets		458	451	459	1,358	1,364
Operating expenses		6,152	6,577	6,512	19,644	19,785
Operating profit / (loss) before tax		2,159	2,452	2,712	7,171	7,345
Tax expense / (benefit)	8	551	478	549	1,577	1,550
Net profit / (loss)		1,608	1,974	2,163	5,594	5,795
Net profit / (loss) attributable to non-controlling interests		9	10	9	28	18
Net profit / (loss) attributable to shareholders		1,598	1,964	2,154	5,566	5,777

UBS AG Third quarter 2022 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                   13

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21

Comprehensive income attributable to shareholders
Net profit / (loss)	1,598	1,964	2,154	5,566	5,777
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(1,097)	(994)	(383)	(2,556)	(1,342)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	467	434	174	1,113	676
Foreign currency translation differences on foreign operations reclassified to the income statement	24	8	7	32	(1)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(3)	(4)	0	(7)	7
Income tax relating to foreign currency translations, including the impact of net investment hedges	6	5	53	14	59
Subtotal foreign currency translation, net of tax	(603)	(551)	(149)	(1,405)	(601)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(3)	(3)	(44)	(445)	(154)
Net realized gains / (losses) reclassified to the income statement from equity	0	0	0	0	(9)
Reclassification of financial assets to Other financial assets measured at amortized cost[1]		449		449
Income tax relating to net unrealized gains / (losses)	0	(116)	11	(3)	42
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(3)	330	(33)	0	(121)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax[2]	(2,053)	(1,298)	(112)	(5,816)	(742)
Net (gains) / losses reclassified to the income statement from equity	16	(149)	(282)	(370)	(804)
Income tax relating to cash flow hedges	373	276	77	1,168	292
Subtotal cash flow hedges, net of tax	(1,664)	(1,171)	(316)	(5,018)	(1,254)
Cost of hedging
Cost of hedging, before tax	17	21	5	114	(18)
Income tax relating to cost of hedging	(3)	0	0	(3)	0
Subtotal cost of hedging, net of tax	14	21	5	111	(18)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(2,257)	(1,370)	(493)	(6,312)	(1,992)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	146	127	15	401	(20)
Income tax relating to defined benefit plans	40	(8)	(10)	14	(6)
Subtotal defined benefit plans, net of tax	186	119	6	415	(25)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	452	296	(98)	1,171	(8)
Income tax relating to own credit on financial liabilities designated at fair value	(116)	(26)	0	(142)	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	335	271	(98)	1,029	(8)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	521	389	(92)	1,444	(34)

Total other comprehensive income	(1,735)	(981)	(584)	(4,868)	(2,026)
Total comprehensive income attributable to shareholders	(137)	982	1,570	698	3,751

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	9	10	9	28	18
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(17)	(28)	(14)	(27)	(12)
Total comprehensive income attributable to non-controlling interests	(8)	(17)	(5)	1	6

Total comprehensive income
Net profit / (loss)	1,608	1,974	2,163	5,594	5,795
Other comprehensive income	(1,753)	(1,009)	(598)	(4,895)	(2,038)
of which: other comprehensive income that may be reclassified to the income statement	(2,257)	(1,370)	(493)	(6,312)	(1,992)
of which: other comprehensive income that will not be reclassified to the income statement	504	361	(106)	1,416	(46)
Total comprehensive income	(145)	965	1,565	699	3,757

1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.    2 The result for the first nine months of 2022 mainly reflects net unrealized losses on US dollar hedging derivatives, resulting from significant increases in the relevant US dollar long-term interest rates.

UBS AG Third quarter 2022 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                   14

Balance sheet
USD m	Note	30.9.22	30.6.22	31.12.21

Assets
Cash and balances at central banks		166,406	190,353	192,817
Loans and advances to banks		14,403	16,435	15,360
Receivables from securities financing transactions		66,926	63,291	75,012
Cash collateral receivables on derivative instruments	11	48,210	43,766	30,514
Loans and advances to customers	9	374,747	384,878	398,693
Other financial assets measured at amortized cost	12	47,045	37,551	26,236
Total financial assets measured at amortized cost		717,738	736,274	738,632
Financial assets at fair value held for trading	10	84,833	99,730	131,033
of which: assets pledged as collateral that may be sold or repledged by counterparties		26,810	33,830	43,397
Derivative financial instruments	10,11	195,208	160,524	118,145
Brokerage receivables	10	22,510	19,289	21,839
Financial assets at fair value not held for trading	10	53,418	57,240	59,642
Total financial assets measured at fair value through profit or loss		355,969	336,784	330,659
Financial assets measured at fair value through other comprehensive income	10	2,243	2,251	8,844
Investments in associates		1,032	1,094	1,243
Property, equipment and software		10,939	11,109	11,712
Goodwill and intangible assets		6,210	6,312	6,378
Deferred tax assets		9,276	9,083	8,839
Other non-financial assets	12	8,519	9,567	9,836
Total assets		1,111,926	1,112,474	1,116,145
Liabilities
Amounts due to banks		13,870	15,202	13,101
Payables from securities financing transactions		4,540	5,956	5,533
Cash collateral payables on derivative instruments	11	44,321	40,468	31,801
Customer deposits		498,239	514,344	544,834
Funding from UBS Group AG measured at amortized cost		55,663	57,089	57,295
Debt issued measured at amortized cost	14	55,425	65,820	82,432
Other financial liabilities measured at amortized cost	12	9,990	10,516	9,765
Total financial liabilities measured at amortized cost		682,047	709,395	744,762
Financial liabilities at fair value held for trading	10	30,741	30,450	31,688
Derivative financial instruments	10,11	192,300	156,892	121,309
Brokerage payables designated at fair value	10	48,093	49,798	44,045
Debt issued designated at fair value	10,13	67,696	70,457	71,460
Other financial liabilities designated at fair value	10,12	27,116	30,373	32,414
Total financial liabilities measured at fair value through profit or loss		365,946	337,970	300,916
Provisions	16	3,235	3,407	3,452
Other non-financial liabilities	12	5,757	6,618	8,572
Total liabilities		1,056,985	1,057,390	1,057,702

Equity
Share capital		338	338	338
Share premium		24,663	24,661	24,653
Retained earnings		30,681	28,592	27,912
Other comprehensive income recognized directly in equity, net of tax		(1,072)	1,154	5,200
Equity attributable to shareholders		54,610	54,746	58,102
Equity attributable to non-controlling interests		330	339	340
Total equity		54,941	55,085	58,442
Total liabilities and equity		1,111,926	1,112,474	1,116,145

UBS AG Third quarter 2022 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                   15

Statement of changes in equity
USD m	Share capital and share premium	Retained earnings	OCI recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: cash flow hedges	Total equity attributable to shareholders
Balance as of 1 January 2022[2]	24,991	27,912	5,200	4,617	628	58,102
Tax (expense) / benefit	6					6
Dividends		(4,200)				(4,200)
Translation effects recognized directly in retained earnings		(44)	44		44	0
Share of changes in retained earnings of associates and joint ventures		0				0
New consolidations / (deconsolidations) and other increases / (decreases)	4	3	(3)			4
Total comprehensive income for the period		7,010	(6,312)	(1,405)	(5,018)	698
of which: net profit / (loss)		5,566				5,566
of which: OCI, net of tax		1,444	(6,312)	(1,405)	(5,018)	(4,868)
Balance as of 30 September 2022[2]	25,001	30,681	(1,072)	3,212	(4,346)	54,610
Non-controlling interests as of 30 September 2022						330
Total equity as of 30 September 2022						54,941

Balance as of 1 January 2021[2]	24,918	25,251	7,585	5,126	2,321	57,754
Tax (expense) / benefit	(67)					(67)
Dividends		(4,539)				(4,539)
Translation effects recognized directly in retained earnings		23	(23)		(23)	0
Share of changes in retained earnings of associates and joint ventures		1				1
New consolidations / (deconsolidations) and other increases / (decreases)	185					185
Total comprehensive income for the period		5,743	(1,992)	(601)	(1,254)	3,751
of which: net profit / (loss)		5,777				5,777
of which: OCI, net of tax		(34)	(1,992)	(601)	(1,254)	(2,026)
Balance as of 30 September 2021[2]	25,036	26,480	5,569	4,526	1,044	57,085
Non-controlling interests as of 30 September 2021						333
Total equity as of 30 September 2021						57,418
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings. 2 Excludes non-controlling interests.

UBS AG Third quarter 2022 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                   16

Statement of cash flows
	Year-to-date
USD m	30.9.22	30.9.21

Cash flow from / (used in) operating activities
Net profit / (loss)	5,594	5,795
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial assets	1,358	1,364
Credit loss expense / (release)	22	(121)
Share of net (profit) / loss of associates and joint ventures and impairment related to associates	(31)	(72)
Deferred tax expense / (benefit)	553	426
Net loss / (gain) from investing activities	(934)	(321)
Net loss / (gain) from financing activities	(22,615)	(217)
Other net adjustments	14,674	5,395
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks	1,808	2,626
Securities financing transactions at amortized cost	5,347	(1,926)
Cash collateral on derivative instruments	(5,320)	(3,174)
Loans and advances to customers and customer deposits	(17,474)	(14,510)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	23,045	(3,808)
Brokerage receivables and payables	3,243	10,715
Financial assets at fair value not held for trading and other financial assets and liabilities	4,185	18,157
Provisions and other non-financial assets and liabilities	(4)	1,766
Income taxes paid, net of refunds	(1,230)	(674)
Net cash flow from / (used in) operating activities	12,219	21,421

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(1)
Disposal of subsidiaries, associates and intangible assets	1,682[1]	564
Purchase of property, equipment and software	(1,066)	(1,146)
Disposal of property, equipment and software	9	268
Purchase of financial assets measured at fair value through other comprehensive income	(3,958)	(3,118)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	3,234	2,798
Net (purchase) / redemption of debt securities measured at amortized cost	(8,228)	223
Net cash flow from / (used in) investing activities	(8,329)	(414)

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(16,249)	(7,717)
Distributions paid on UBS AG shares	(4,200)	(4,539)
Issuance of debt designated at fair value and long-term debt measured at amortized cost[2]	68,812	81,146
Repayment of debt designated at fair value and long-term debt measured at amortized cost[2]	(54,184)	(65,416)
Net cash flows from other financing activities	(460)	(129)
Net cash flow from / (used in) financing activities	(6,282)	3,345

Total cash flow
Cash and cash equivalents at the beginning of the period	207,755	173,430
Net cash flow from / (used in) operating, investing and financing activities	(2,391)	24,352
Effects of exchange rate differences on cash and cash equivalents	(15,773)	(6,895)
Cash and cash equivalents at the end of the period[3]	189,592	190,888

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	10,197	8,292
Interest paid in cash	5,120	3,981
Dividends on equity investments, investment funds and associates received in cash	1,556	1,969

1 Includes cash proceeds from the sales of: UBS AG’s shareholding in its Japanese real estate joint venture, Mitsubishi Corp.-UBS Realty Inc.; UBS AG’s wholly owned subsidiary UBS Swiss Financial Advisers AG; and UBS AG’s domestic wealth management business in Spain.    2 Includes funding from UBS Group AG measured at amortized cost (recognized in Funding from UBS Group AG measured at amortized cost in the balance sheet) and measured at fair value (recognized in Other financial liabilities designated at fair value in the balance sheet).    3 Consists of balances with an original maturity of three months or less. USD 3,855m and USD 3,823m (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2022 and 30 September 2021, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

UBS AG Third quarter 2022 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                   17

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 1  Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD). These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual financial statements for the period ended 31 December 2021, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated financial statements in the Annual Report 2021. In the opinion of management, all necessary adjustments have been made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Material accounting policies” in the “Consolidated financial statements” section of the Annual Report 2021.

Changes to the presentation of the financial statements

Effective from the second quarter of 2022, UBS AG has made several changes to simplify the presentation of the income statement alongside other primary financial statements and disclosure notes and to align them with management information. In particular, Total operating income has been renamed Total revenues and excludes Credit loss expense / (release), which is now separately presented below Total revenues.

Reclassification of a portfolio from Financial assets measured at fair value through other comprehensive income  to Other financial assets measured at amortized cost

Effective from 1 April 2022, UBS AG has reclassified a portfolio of financial assets from Financial assets measured at fair value through other comprehensive income (FVOCI) with a fair value of USD 6.9bn (the Portfolio) to Other financial assets measured at amortized cost in line with the principles in IFRS 9, Financial Instruments,  which require a reclassification when an entity changes its business model for managing financial assets.

The Portfolio’s cumulative fair value losses of USD 449m pre-tax and USD 333m post-tax, previously recognized in Other comprehensive income, have been removed from equity and adjusted against the value of the assets at the reclassification date, so that the Portfolio is measured as if the assets had always been classified at amortized cost, with a value as of 1 April 2022 of USD 7.4bn.

The reclassification had no effect on the income statement.

The reclassified Portfolio is made up of high-quality liquid assets, primarily US government treasuries and US government agency mortgage-backed securities, held and separately managed by UBS Bank USA (BUSA).

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                18

Note 1  Basis of accounting (continued)

The accounting reclassification has arisen as a direct result of the transformation of UBS AG’s Global Wealth Management Americas business that has significantly impacted BUSA. This includes initiatives approved by the Group Executive Board to significantly grow and extend the business, as disclosed on 1 February 2022 during UBS’s fourth quarter 2021 earnings presentation. BUSA’s deposit base has grown by more than 100% in the last two years, generating substantial cash balances, with a number of new products being launched, including new deposit types that are longer in duration, additional lending and a broader range of customer segments targeted.

Following the commencement of these activities and the announcement made in the first quarter of 2022, the Portfolio is no longer held in a business model to collect the contractual cash flows and sell the assets, but is instead solely held to collect the contractual cash flows until the assets mature, requiring a reclassification of the Portfolio in line with IFRS 9 with effect  from 1 April 2022.

The fair value of the Portfolio as of 30 September 2022 was USD 5.8bn (30 June 2022: USD 6.4bn). A pre-tax fair value loss of USD 515m would have been recognized in Other comprehensive income during the third quarter of 2022 (second quarter of 2022: USD 264m) if the Portfolio had not been reclassified.

Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.22	30.6.22	31.12.21	30.9.21	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
1 CHF	1.01	1.05	1.10	1.07	1.03	1.04	1.09	1.05	1.09
1 EUR	0.98	1.05	1.14	1.16	0.99	1.06	1.17	1.05	1.19
1 GBP	1.12	1.22	1.35	1.35	1.16	1.25	1.37	1.24	1.38
100 JPY	0.69	0.74	0.87	0.90	0.72	0.76	0.90	0.78	0.91

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 2  Segment reporting

USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the nine months ended 30 September 2022[1]
Net interest income	3,775	1,559	(12)	(1)	(375)	4,946
Non-interest income	10,588	1,616	2,478	7,033	177	21,892
Total revenues	14,363	3,175	2,466	7,031	(197)	26,838
Credit loss expense / (release)	(3)	42	0	(20)	2	22
Operating expenses	10,518	1,867	1,192	5,320	748	19,644
Operating profit / (loss) before tax	3,847	1,266	1,274	1,731	(947)	7,171
Tax expense / (benefit)						1,577
Net profit / (loss)						5,594

As of 30 September 2022[1]
Total assets	384,057	217,409	15,968	426,064	68,427	1,111,926

For the nine months ended 30 September 2021[1]
Net interest income	3,130	1,577	(11)	318	(155)	4,860
Non-interest income	11,467	1,610	1,906	6,920	245	22,149
Total revenues	14,597	3,187	1,896	7,238	90	27,008
Credit loss expense / (release)	(27)	(76)	0	(19)	0	(121)
Operating expenses	10,460	1,899	1,200	5,375	851	19,785
Operating profit / (loss) before tax	4,165	1,365	695	1,882	(762)	7,345
Tax expense / (benefit)						1,550
Net profit / (loss)						5,795

As of 31 December 2021[1]
Total assets[2]	395,235	225,425	25,202	346,641	123,641	1,116,145

1 Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2021 for more information about UBS AG’s reporting segments.    2 In the first quarter of 2022, UBS AG refined the methodology applied to allocate balance sheet resources from Group Functions to the business divisions, with prospective effect. If the new methodology had been applied as of 31 December 2021, balance sheet assets allocated to business divisions would have been USD 17bn higher, of which USD 14bn would have related to the Investment Bank.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                19

Note 3   Net interest income

	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Interest income from loans and deposits[1]	2,523	1,887	1,644	6,071	4,843
Interest income from securities financing transactions[2]	415	209	132	742	393
Interest income from other financial instruments measured at amortized cost	148	118	71	338	213
Interest income from debt instruments measured at fair value through other comprehensive income	12	6	33	60	84
Interest income from derivative instruments designated as cash flow hedges	(17)	160	297	396	849
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3,081	2,381	2,178	7,607	6,382
Interest expense on loans and deposits[3]	1,226	618	408	2,272	1,262
Interest expense on securities financing transactions[4]	282	288	299	794	850
Interest expense on debt issued	265	176	122	576	385
Interest expense on lease liabilities	21	21	24	64	75
Total interest expense from financial instruments measured at amortized cost	1,794	1,103	853	3,706	2,572
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,287	1,278	1,325	3,901	3,810
Net interest income from financial instruments measured at fair value through profit or loss	278	356	339	1,045	1,049
Total net interest income	1,565	1,634	1,664	4,946	4,860

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 4   Net fee and commission income

	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Underwriting fees	188	122	353	512	1,165
M&A and corporate finance fees	152	220	315	608	883
Brokerage fees	780	870	1,017	2,728	3,412
Investment fund fees	1,173	1,233	1,428	3,794	4,270
Portfolio management and related services	2,178	2,298	2,517	6,938	7,227
Other	500	492	495	1,494	1,411
Total fee and commission income[1]	4,971	5,235	6,124	16,074	18,369
of which: recurring	3,453	3,593	3,951	10,905	11,395
of which: transaction-based	1,504	1,632	2,139	5,126	6,803
of which: performance-based	14	10	34	43	171
Fee and commission expense	476	450	510	1,410	1,472
Net fee and commission income	4,495	4,785	5,615	14,664	16,897

1 Reflects third-party fee and commission income for the third quarter of 2022 of USD 3,106m for Global Wealth Management (second quarter of 2022: USD 3,281m; third quarter of 2021: USD 3,663m), USD 398m for Personal & Corporate Banking (second quarter of 2022: USD 422m; third quarter of 2021: USD 429m), USD 682m for Asset Management (second quarter of 2022: USD 720m; third quarter of 2021: USD 815m), USD 782m for the Investment Bank (second quarter of 2022: USD 811m; third quarter of 2021: USD 1,214m) and USD 2m for Group Functions (second quarter of 2022: USD 1m; third quarter of 2021: USD 3m).

Note 5   Other income

UBS AG recognized other income of USD 456m in the third quarter of 2022, which included pre-tax gains in Global Wealth Management of USD 133m on the sale of UBS AG’s domestic wealth management business in Spain and USD 86m on the sale of UBS AG’s wholly owned subsidiary UBS Swiss Financial Advisers AG, as well as a USD 70m gain related to a legacy litigation settlement. In the second quarter of 2022, UBS AG recognized other income of USD 996m, which included a pre-tax gain of USD 848m in Asset Management on the sale of UBS AG’s minority shareholding in its Japanese real estate joint venture, Mitsubishi Corp.-UBS Realty Inc. In the third quarter of 2021, UBS AG recognized other income of USD 237m, which included a pre-tax gain of USD 100m from the sale of UBS AG’s domestic wealth management business in Austria.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                20

Note 6   Personnel expenses

	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Salaries and variable compensation	2,057	2,194	2,212	6,716	7,013
Financial advisor compensation[1]	1,093	1,122	1,239	3,436	3,592
Contractors	29	30	33	87	107
Social security	179	164	205	571	603
Post-employment benefit plans	122	137	140	442	459
Other personnel expenses	136	116	123	361	335
Total personnel expenses	3,617	3,762	3,951	11,613	12,109

1 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 7   General and administrative expenses

	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Outsourcing costs	109	115	112	331	296
IT expenses	122	126	116	370	363
Consulting, legal and audit fees	116	123	111	343	310
Real estate and logistics costs	119	129	137	371	391
Market data services	91	89	90	273	272
Marketing and communication	45	43	34	119	101
Travel and entertainment	39	43	17	101	37
Litigation, regulatory and similar matters[1]	21	220	12	298	84
Other	1,416	1,475	1,473	4,467	4,459
of which: shared services costs charged by UBS Group AG or its subsidiaries	1,237	1,348	1,288	3,975	3,957
Total general and administrative expenses	2,077	2,364	2,101	6,674	6,312
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16b for more information.

Note 8  Income taxes

UBS AG recognized income tax expenses of USD 551m for the third quarter of 2022, representing an effective tax rate of 25.6%, compared with USD 549m and an effective tax rate of 20.2% for the third quarter of 2021.

Current tax expenses were USD 347m, compared with USD 400m, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 204m, compared with USD 148m. These include an expense of USD 173m that primarily relates to the amortization of deferred tax assets that were previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. They also include an expense of USD 31m in respect of a decrease in the expected value of future tax deductions for deferred compensation awards, due to a decrease in the Group’s share price during the quarter.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                21

Note 9   Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss releases in the third quarter of 2022 were USD 3m, reflecting USD 4m net credit loss expenses related to stage 1 and 2 positions and USD 7m net credit loss releases primarily related to stage 3 positions in Personal & Corporate Banking.

Stage 1 and 2 net expenses of USD 4m included scenario-update-related expenses of USD 13m, mainly from the update of interest rate forecasts, partly offset by the net effect of changes to models and portfolio quality and size.

b) Changes to ECL models, scenarios, scenario weights and post-model adjustments

Scenarios and scenario weights

The expected credit loss (ECL) scenarios, along with their related macroeconomic factors and market data, were reviewed in light of the economic and political conditions prevailing in the third quarter of 2022 through a series of governance meetings, with input and feedback from UBS AG Risk and Finance experts across the business divisions and regions. UBS AG decided to apply the same scenarios and weights in the third quarter of 2022 as in the second quarter of 2022.

The baseline scenario assumptions on a calendar-year basis are included in the table on the next page. Such baseline information includes interest rate increases by central banks in September 2022, as well as other updated macro-economic data.

The global crisis scenario and the asset price inflation scenario were updated with current macroeconomic factors, but remain materially unchanged compared with the second quarter of 2022. Shocks in equity prices in the global crisis scenario have been made slightly less severe in the third quarter of 2022 than in the second quarter to reflect the decline seen in the first half of 2022.

As a response to inflationary developments and the war in Ukraine, in the first quarter of 2022 UBS AG replaced the mild global interest rate steepening scenario applied at year-end 2021 with the severe global interest rate steepening scenario. In the second quarter of 2022, a new severe Russia–Ukraine conflict scenario was developed. It has similar dynamics to the severe global interest rate steepening scenario, but includes a deepening energy crisis and disruptions in the delivery of Russian energy. These factors have resulted in surging commodity prices and accelerated inflation in major economies, compared with the severe global interest rate steepening scenario. Eurozone economic activity in particular is impacted in this scenario, due to the region’s reliance on its supply of energy from Russia. Equity price shocks in the severe Russia–Ukraine conflict scenario have been made slightly less severe in the third quarter of 2022 than in the second quarter, to reflect the decline seen in the first half of 2022.

Refer to the table on the next page for scenarios and weights applied.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                22

Note 9   Expected credit loss measurement (continued)

Post-model adjustments

Total stage 1 and 2 allowances and provisions amounted to USD 507m as of 30 September 2022 and included post-model adjustments (PMA) of USD 151m (30 June 2022: USD 155m; 31 December 2021: USD 224m).

The PMA represent uncertainty and risk related to substantially heightened geopolitical tensions and the continued COVID-19 pandemic, which cannot be fully and reliably modeled, due to a lack of sufficiently supportable data.

The PMA were reduced during the second and first quarters of 2022 as the application of different and more adverse scenarios and scenario assumptions in UBS AG’s models addressed some of the uncertainties that had been reflected in the PMA in prior periods.

Comparison of shock factors

	Baseline
Key parameters	2021	2022	2023
Real GDP growth (annual percentage change)
US	5.5	1.7	0.6
Eurozone	5.1	2.9	0.8
Switzerland	3.1	2.1	0.6
Unemployment rate (%, annual average)
US	5.4	3.6	3.7
Eurozone	7.7	6.7	6.9
Switzerland	3.0	2.2	2.1
Fixed income: 10-year government bonds (%, Q4)
USD	1.5	3.8	3.7
EUR	(0.2)	2.2	2.2
CHF	(0.1)	1.3	1.4
Real estate (annual percentage change, Q4)
US	16.1	10.1	1.7
Eurozone	7.9	3.3	0.5
Switzerland	6.0	5.0	0.0

Economic scenarios and weights applied
	Assigned weights in %
ECL scenario	30.9.22	30.6.22	31.12.21
Upside	0.0	0.0	5.0
Baseline	55.0	55.0	55.0
Mild global interest rate steepening	–	–	10.0
Severe Russia–Ukraine conflict scenario	25.0	25.0	–
Global crisis	20.0	20.0	30.0

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                23

Note 9   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The following tables provide information about financial instruments and certain non-financial instruments that are subject to ECL requirements. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD m	30.9.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	166,406	166,350	56	0	(15)	0	(15)	0
Loans and advances to banks	14,403	14,342	61	0	(6)	(5)	(1)	0
Receivables from securities financing transactions	66,926	66,926	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	48,210	48,210	0	0	0	0	0	0
Loans and advances to customers	374,747	358,320	14,973	1,455	(760)	(124)	(170)	(466)
of which: Private clients with mortgages	148,347	140,274	7,430	643	(129)	(26)	(78)	(25)
of which: Real estate financing	42,647	38,981	3,658	8	(55)	(17)	(38)	0
of which: Large corporate clients	11,775	10,035	1,458	282	(119)	(20)	(18)	(81)
of which: SME clients	13,032	11,504	1,179	349	(241)	(24)	(22)	(195)
of which: Lombard	134,535	134,455	0	79	(34)	(8)	0	(26)
of which: Credit cards	1,737	1,352	358	27	(36)	(10)	(10)	(17)
of which: Commodity trade finance	3,383	3,368	0	15	(92)	(5)	0	(86)
Other financial assets measured at amortized cost	47,045	46,482	404	160	(92)	(18)	(7)	(67)
of which: Loans to financial advisors	2,505	2,191	187	128	(69)	(10)	(3)	(56)
Total financial assets measured at amortized cost	717,738	700,630	15,494	1,614	(874)	(149)	(192)	(533)
Financial assets measured at fair value through other comprehensive income	2,243	2,243	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	719,981	702,872	15,494	1,614	(874)	(149)	(192)	(533)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	20,835	19,652	1,054	128	(36)	(12)	(8)	(16)
of which: Large corporate clients	3,537	2,714	748	75	(12)	(2)	(3)	(7)
of which: SME clients	1,201	1,015	134	52	(7)	(1)	(1)	(5)
of which: Financial intermediaries and hedge funds	10,950	10,882	68	0	(11)	(8)	(4)	0
of which: Lombard	2,273	2,272	0	1	(1)	0	0	(1)
of which: Commodity trade finance	2,062	2,061	0	0	(1)	(1)	0	0
Irrevocable loan commitments	37,456	34,996	2,378	82	(102)	(60)	(42)	0
of which: Large corporate clients	22,121	20,283	1,779	58	(85)	(51)	(34)	0
Forward starting reverse repurchase and securities borrowing agreements	8,161	8,161	0	0	0	0	0	0
Committed unconditionally revocable credit lines	38,652	36,691	1,918	43	(42)	(30)	(12)	0
of which: Real estate financing	8,223	8,099	124	0	(5)	(5)	0	0
of which: Large corporate clients	3,889	3,448	436	5	(8)	(2)	(6)	0
of which: SME clients	4,446	4,111	306	29	(17)	(14)	(3)	0
of which: Lombard	6,884	6,879	0	5	0	0	0	0
of which: Credit cards	8,976	8,537	435	3	(6)	(4)	(2)	0
of which: Commodity trade finance	282	282	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,732	3,725	4	4	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	108,837	103,225	5,355	257	(182)	(104)	(62)	(16)
Total allowances and provisions					(1,056)	(253)	(254)	(549)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                24

Note 9   Expected credit loss measurement (continued)

USD m	30.6.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	190,353	190,296	57	0	(13)	0	(13)	0
Loans and advances to banks	16,435	16,318	117	0	(8)	(7)	(1)	0
Receivables from securities financing transactions	63,291	63,291	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	43,766	43,766	0	0	0	0	0	0
Loans and advances to customers	384,878	367,433	15,759	1,686	(793)	(129)	(163)	(501)
of which: Private clients with mortgages	150,884	142,050	8,064	770	(126)	(27)	(72)	(27)
of which: Real estate financing	43,291	39,358	3,925	7	(59)	(17)	(42)	0
of which: Large corporate clients	12,208	10,791	1,088	329	(141)	(27)	(17)	(98)
of which: SME clients	13,309	11,744	1,167	397	(249)	(22)	(22)	(205)
of which: Lombard	140,333	140,251	0	82	(37)	(7)	0	(29)
of which: Credit cards	1,760	1,384	349	27	(36)	(10)	(9)	(17)
of which: Commodity trade finance	3,699	3,686	0	12	(94)	(5)	0	(89)
Other financial assets measured at amortized cost[2]	37,551	37,000	391	160	(99)	(18)	(7)	(74)
of which: Loans to financial advisors	2,447	2,171	144	132	(78)	(11)	(2)	(64)
Total financial assets measured at amortized cost	736,274	718,104	16,325	1,846	(915)	(155)	(184)	(575)
Financial assets measured at fair value through other comprehensive income[2]	2,251	2,251	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	738,525	720,355	16,325	1,846	(915)	(155)	(184)	(575)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	22,556	21,381	1,028	146	(40)	(16)	(9)	(15)
of which: Large corporate clients	3,539	2,710	734	95	(10)	(3)	(3)	(4)
of which: SME clients	1,213	1,034	128	51	(9)	(1)	(1)	(7)
of which: Financial intermediaries and hedge funds	12,113	12,021	92	0	(16)	(11)	(5)	0
of which: Lombard	2,332	2,332	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,388	2,387	0	0	(1)	(1)	0	0
Irrevocable loan commitments	37,703	35,308	2,359	37	(113)	(67)	(46)	0
of which: Large corporate clients	22,649	21,001	1,642	6	(94)	(60)	(34)	0
Forward starting reverse repurchase and securities borrowing agreements	3,985	3,985	0	0	0	0	0	0
Committed unconditionally revocable credit lines	41,615	39,266	2,306	42	(37)	(27)	(10)	0
of which: Real estate financing	9,123	8,931	193	0	(5)	(5)	0	0
of which: Large corporate clients	4,354	3,662	687	5	(6)	(1)	(5)	0
of which: SME clients	4,660	4,240	392	29	(16)	(13)	(3)	0
of which: Lombard	7,697	7,693	0	4	0	0	0	0
of which: Credit cards	9,162	8,725	433	3	(6)	(4)	(2)	0
of which: Commodity trade finance	172	172	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,156	5,136	18	2	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	111,015	105,076	5,712	228	(192)	(112)	(66)	(15)
Total allowances and provisions					(1,107)	(267)	(250)	(590)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                25

Note 9   Expected credit loss measurement (continued)

USD m	31.12.21
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	192,817	192,817	0	0	0	0	0	0
Loans and advances to banks	15,360	15,333	26	1	(8)	(7)	(1)	0
Receivables from securities financing transactions	75,012	75,012	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	30,514	30,514	0	0	0	0	0	0
Loans and advances to customers	398,693	381,496	15,620	1,577	(850)	(126)	(152)	(572)
of which: Private clients with mortgages	152,479	143,505	8,262	711	(132)	(28)	(71)	(33)
of which: Real estate financing	43,945	40,463	3,472	9	(60)	(19)	(40)	0
of which: Large corporate clients	13,990	12,643	1,037	310	(170)	(22)	(16)	(133)
of which: SME clients	14,004	12,076	1,492	436	(259)	(19)	(15)	(225)
of which: Lombard	149,283	149,255	0	27	(33)	(6)	0	(28)
of which: Credit cards	1,716	1,345	342	29	(36)	(10)	(9)	(17)
of which: Commodity trade finance	3,813	3,799	7	7	(114)	(6)	0	(108)
Other financial assets measured at amortized cost	26,236	25,746	302	189	(109)	(27)	(7)	(76)
of which: Loans to financial advisors	2,453	2,184	106	163	(86)	(19)	(3)	(63)
Total financial assets measured at amortized cost	738,632	720,917	15,948	1,767	(969)	(161)	(160)	(647)
Financial assets measured at fair value through other comprehensive income	8,844	8,844	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	747,477	729,762	15,948	1,767	(969)	(161)	(160)	(647)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	20,972	19,695	1,127	150	(41)	(18)	(8)	(15)
of which: Large corporate clients	3,464	2,567	793	104	(6)	(3)	(3)	0
of which: SME clients	1,353	1,143	164	46	(8)	(1)	(1)	(7)
of which: Financial intermediaries and hedge funds	9,575	9,491	84	0	(17)	(13)	(4)	0
of which: Lombard	2,454	2,454	0	0	(1)	0	0	(1)
of which: Commodity trade finance	3,137	3,137	0	0	(1)	(1)	0	0
Irrevocable loan commitments	39,478	37,097	2,335	46	(114)	(72)	(42)	0
of which: Large corporate clients	23,922	21,811	2,102	9	(100)	(66)	(34)	0
Forward starting reverse repurchase and securities borrowing agreements	1,444	1,444	0	0	0	0	0	0
Committed unconditionally revocable credit lines	42,373	39,802	2,508	63	(38)	(28)	(10)	0
of which: Real estate financing	7,328	7,046	281	0	(5)	(4)	(1)	0
of which: Large corporate clients	5,358	4,599	736	23	(7)	(4)	(3)	0
of which: SME clients	5,160	4,736	389	35	(15)	(11)	(3)	0
of which: Lombard	8,670	8,670	0	0	0	0	0	0
of which: Credit cards	9,466	9,000	462	4	(6)	(5)	(2)	0
of which: Commodity trade finance	117	117	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,611	5,527	36	48	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	109,878	103,565	6,006	307	(196)	(121)	(60)	(15)
Total allowances and provisions					(1,165)	(282)	(220)	(662)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                26

Note 9   Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for UBS AG’s core loan portfolios (i.e., Loans and advances to customers and  Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio	30.9.22
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	148,476	140,301	7,508	668	9	2	104	7	370
Real estate financing	42,702	38,998	3,695	8	13	4	102	13	429
Total real estate lending	191,178	179,299	11,203	676	10	2	104	8	370
Large corporate clients	11,893	10,055	1,476	363	100	20	123	33	2,234
SME clients	13,273	11,527	1,202	544	181	21	187	36	3,578
Total corporate lending	25,166	21,582	2,678	906	143	20	151	35	3,041
Lombard	134,569	134,463	0	106	3	1	0	1	2,495
Credit cards	1,774	1,362	367	44	205	74	263	114	3,783
Commodity trade finance	3,475	3,374	0	101	264	16	0	16	8,556
Other loans and advances to customers	19,346	18,364	895	88	28	8	42	9	4,112
Loans to financial advisors	2,573	2,201	190	183	266	45	148	53	3,040
Total other lending	161,737	159,763	1,451	522	18	3	112	4	4,239
Total[1]	378,081	360,644	15,333	2,104	22	4	113	8	2,480

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	5,456	5,253	201	1	4	3	17	4	410
Real estate financing	9,059	8,880	179	0	8	7	53	8	0
Total real estate lending	14,515	14,133	381	1	7	6	34	7	410
Large corporate clients	29,740	26,639	2,963	138	36	21	145	33	506
SME clients	6,708	6,097	503	108	48	28	204	42	432
Total corporate lending	36,449	32,736	3,466	246	38	22	154	35	474
Lombard	12,392	12,386	0	6	1	0	0	0	0
Credit cards	8,976	8,537	435	3	7	5	37	7	0
Commodity trade finance	2,343	2,343	0	0	3	3	0	3	0
Financial intermediaries and hedge funds	17,139	16,732	407	0	7	5	97	7	0
Other off-balance sheet commitments	8,861	8,196	666	0	15	10	30	12	0
Total other lending	49,712	48,194	1,508	9	7	5	50	6	0
Total[2]	100,675	95,064	5,355	257	18	11	116	17	607
Total on- and off-balance sheet[3]	478,756	455,708	20,687	2,361	21	5	114	10	2,276

1 Includes Loans and advances to customers of USD 375,508m and Loans to financial advisors of USD 2,573m, which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross, and off-balance-sheet exposure (notional), and the related ECL coverage ratio (bps).

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                27

Note 9   Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	30.6.22
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	151,010	142,077	8,136	798	8	2	88	7	342
Real estate financing	43,350	39,375	3,967	8	14	4	106	14	505
Total real estate lending	194,360	181,452	12,103	805	10	2	94	8	344
Large corporate clients	12,349	10,818	1,105	427	114	25	153	37	2,286
SME clients	13,558	11,766	1,190	602	184	19	187	34	3,400
Total corporate lending	25,907	22,584	2,294	1,029	151	22	170	35	2,938
Lombard	140,370	140,259	0	111	3	1	0	1	2,641
Credit cards	1,796	1,394	359	43	201	72	263	111	3,805
Commodity trade finance	3,793	3,692	0	101	248	15	0	15	8,768
Other loans and advances to customers	19,446	18,182	1,167	98	26	7	7	7	3,796
Loans to financial advisors	2,525	2,182	147	196	307	50	163	57	3,278
Total other lending	167,929	165,708	1,672	549	18	3	76	4	4,293
Total[1]	388,196	369,744	16,069	2,383	22	4	103	8	2,373

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	6,860	6,658	199	3	4	3	9	3	786
Real estate financing	10,336	10,126	210	0	11	6	232	11	0
Total real estate lending	17,196	16,784	409	3	8	5	123	8	786
Large corporate clients	30,750	27,581	3,062	107	36	23	136	35	368
SME clients	7,301	6,603	589	109	45	23	178	36	649
Total corporate lending	38,051	34,184	3,651	216	37	23	143	35	510
Lombard	12,931	12,927	0	4	1	0	0	0	0
Credit cards	9,162	8,725	433	3	7	5	36	7	0
Commodity trade finance	2,615	2,615	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	18,527	18,010	517	0	10	7	129	10	0
Other off-balance sheet commitments	8,548	7,845	701	2	11	8	5	8	0
Total other lending	51,783	50,123	1,651	9	7	5	52	6	0
Total[2]	107,030	101,091	5,712	228	18	11	115	17	644
Total on- and off-balance sheet[3]	495,226	470,835	21,781	2,611	21	5	106	10	2,222

1 Includes Loans and advances to customers of USD 385,671m and Loans to financial advisors of USD 2,525m, which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross, and off-balance-sheet exposure (notional), and the related ECL coverage ratio (bps).

Coverage ratios for core loan portfolio	31.12.21
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	152,610	143,533	8,333	744	9	2	85	6	446
Real estate financing	44,004	40,483	3,512	10	14	5	114	14	231
Total real estate lending	196,615	184,016	11,845	754	10	3	94	8	443
Large corporate clients	14,161	12,665	1,053	443	120	18	148	28	2,997
SME clients	14,263	12,095	1,507	661	182	16	103	25	3,402
Total corporate lending	28,424	24,760	2,560	1,104	151	17	121	26	3,240
Lombard	149,316	149,261	0	55	2	0	0	0	5,026
Credit cards	1,752	1,355	351	46	204	72	255	109	3,735
Commodity trade finance	3,927	3,805	7	115	290	15	3	15	9,388
Other loans and advances to customers	19,510	18,425	1,010	75	23	9	15	9	3,730
Loans to financial advisors	2,539	2,203	109	226	338	88	303	99	2,791
Total other lending	177,043	175,049	1,477	517	18	3	93	4	4,718
Total[1]	402,081	383,825	15,882	2,374	23	4	98	8	2,673

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	9,123	8,798	276	49	3	3	9	3	15
Real estate financing	8,766	8,481	285	0	9	7	88	9	0
Total real estate lending	17,889	17,278	562	49	6	5	49	6	15
Large corporate clients	32,748	28,981	3,630	136	34	25	110	35	1
SME clients	8,077	7,276	688	114	38	19	151	30	585
Total corporate lending	40,826	36,258	4,318	250	35	24	117	34	266
Lombard	14,438	14,438	0	0	1	0	0	0	0
Credit cards	9,466	9,000	462	4	7	5	34	7	0
Commodity trade finance	3,262	3,262	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	13,747	13,379	369	0	13	10	120	13	0
Other off-balance sheet commitments	8,806	8,507	296	4	15	6	30	7	0
Total other lending	49,720	48,585	1,127	8	8	5	61	7	0
Total[2]	108,434	102,121	6,006	307	18	12	100	17	486
Total on- and off-balance sheet[3]	510,516	485,946	21,888	2,681	22	5	99	9	2,423

1 Includes Loans and advances to customers of USD 399,543m and Loans to financial advisors of USD 2,539m, which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross, and off-balance-sheet exposure (notional), and the related ECL coverage ratio (bps).

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                28

Note 10  Fair value measurement

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

During the first nine months of 2022, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2, and were held for the entire reporting period were not material.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.22				30.6.22				31.12.21
USD m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	71,474	12,093	1,267	84,833	85,292	12,515	1,923	99,730	113,722	15,012	2,299	131,033
of which: Equity instruments	59,135	938	114	60,187	70,306	982	85	71,373	97,983	1,090	149	99,222
of which: Government bills / bonds	6,580	1,235	9	7,824	8,633	1,409	9	10,052	7,135	1,351	10	8,496
of which: Investment fund units	5,067	1,231	68	6,365	5,728	1,040	18	6,786	7,843	1,364	21	9,229
of which: Corporate and municipal bonds	688	7,296	481	8,465	619	7,258	673	8,550	708	7,791	556	9,055
of which: Loans	0	1,073	472	1,545	0	1,553	1,010	2,563	0	3,099	1,443	4,542
of which: Asset-backed securities	4	320	123	447	5	274	128	407	53	317	120	489

Derivative financial instruments	2,121	191,420	1,667	195,208	1,185	157,586	1,753	160,524	522	116,482	1,140	118,145
of which: Foreign exchange	1,496	114,350	2	115,848	527	82,845	3	83,375	255	53,046	7	53,307
of which: Interest rate	0	40,826	488	41,314	0	37,930	351	38,281	0	32,747	494	33,241
of which: Equity / index	0	32,742	710	33,452	0	33,266	680	33,946	0	27,861	384	28,245
of which: Credit derivatives	0	1,351	391	1,743	0	1,446	640	2,087	0	1,179	236	1,414
of which: Commodities	0	1,975	73	2,048	0	1,936	76	2,013	0	1,590	16	1,606

Brokerage receivables	0	22,510	0	22,510	0	19,289	0	19,289	0	21,839	0	21,839

Financial assets at fair value not held for trading	17,385	32,151	3,881	53,418	20,844	32,226	4,171	57,240	27,278	28,185	4,180	59,642
of which: Financial assets for unit-linked investment contracts	12,166	0	7	12,173	14,341	0	8	14,348	21,110	187	6	21,303
of which: Corporate and municipal bonds	65	12,715	221	13,000	131	14,361	249	14,741	123	13,937	306	14,366
of which: Government bills / bonds	4,811	6,266	0	11,077	5,954	4,607	0	10,561	5,624	3,236	0	8,860
of which: Loans	0	3,338	654	3,992	0	3,301	976	4,277	0	4,982	892	5,874
of which: Securities financing transactions	0	9,686	114	9,799	0	9,881	108	9,989	0	5,704	100	5,804
of which: Auction rate securities	0	0	1,651	1,651	0	0	1,644	1,644	0	0	1,585	1,585
of which: Investment fund units	272	146	117	535	317	74	112	504	338	137	117	591
of which: Equity instruments	72	0	751	823	101	0	721	822	83	2	681	765

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	55	2,188	0	2,243	55	2,196	0	2,251	2,704	6,140	0	8,844
of which: Asset-backed securities[2]	0	0	0	0	0	0	0	0	0	4,849	0	4,849
of which: Government bills / bonds[2]	0	25	0	25	0	18	0	18	2,658	27	0	2,686
of which: Corporate and municipal bonds	55	2,162	0	2,217	55	2,178	0	2,233	45	1,265	0	1,310

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,133	0	0	4,133	4,377	0	0	4,377	5,258	0	0	5,258

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[3]	0	0	14	14	0	0	22	22	0	0	26	26
Total assets measured at fair value	95,168	260,361	6,830	362,359	111,753	223,812	7,868	343,434	149,484	187,658	7,645	344,787

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                29

Note 10  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.22				30.6.22				31.12.21
USD m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	25,449	5,199	93	30,741	24,393	5,932	125	30,450	25,413	6,170	105	31,688
of which: Equity instruments	16,695	366	69	17,130	16,323	440	89	16,852	18,328	513	83	18,924
of which: Corporate and municipal bonds	33	4,008	22	4,062	39	4,159	33	4,231	30	4,219	17	4,266
of which: Government bills / bonds	7,358	714	0	8,073	6,979	1,049	0	8,028	5,883	826	0	6,709
of which: Investment fund units	1,363	85	1	1,449	1,051	261	2	1,314	1,172	555	6	1,733

Derivative financial instruments	2,311	188,331	1,658	192,300	1,294	153,887	1,711	156,892	509	118,558	2,242	121,309
of which: Foreign exchange	1,615	112,931	25	114,571	486	81,985	26	82,497	258	53,800	21	54,078
of which: Interest rate	0	38,698	108	38,806	0	34,585	96	34,681	0	28,398	278	28,675
of which: Equity / index	0	33,078	1,150	34,228	0	33,561	1,076	34,638	0	33,438	1,511	34,949
of which: Credit derivatives	0	1,260	285	1,544	0	1,448	373	1,820	0	1,412	341	1,753
of which: Commodities	0	2,186	57	2,243	0	2,107	76	2,183	0	1,503	63	1,566

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	48,093	0	48,093	0	49,798	0	49,798	0	44,045	0	44,045

Debt issued designated at fair value	0	59,051	8,645	67,696	0	59,973	10,484	70,457	0	59,606	11,854	71,460

Other financial liabilities designated at fair value	0	25,200	1,916	27,116	0	27,980	2,393	30,373	0	29,258	3,156	32,414
of which: Financial liabilities related to unit-linked investment contracts	0	12,321	0	12,321	0	14,503	0	14,503	0	21,466	0	21,466
of which: Securities financing transactions	0	11,376	0	11,376	0	12,024	2	12,026	0	6,375	2	6,377
of which: Over-the-counter debt instruments	0	1,041	699	1,740	0	1,157	879	2,036	0	1,334	794	2,128
Total liabilities measured at fair value	27,760	325,875	12,311	365,946	25,687	297,570	14,713	337,970	25,922	257,637	17,357	300,916

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for any of the periods presented.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.    3 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when the pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Reserve balance at the beginning of the period	451	425	405	418	269
Profit / (loss) deferred on new transactions	84	86	102	245	380
(Profit) / loss recognized in the income statement	(108)	(58)	(78)	(235)	(220)
Foreign currency translation	(1)	(1)	(1)	(2)	(1)
Reserve balance at the end of the period	426	451	429	426	429

The table below summarizes other valuation adjustment reserves recognized on the balance sheet.

Other valuation adjustment reserves on the balance sheet
	As of
Life-to-date gain / (loss), USD m	30.9.22	30.6.22	31.12.21
Own credit adjustments on financial liabilities designated at fair value	848	406	(315)
of which: debt issued designated at fair value	449	251	(144)
of which: other financial liabilities designated at fair value	398	154	(172)
Credit valuation adjustments[1]	(40)	(36)	(44)
Funding valuation adjustments	(50)	(8)	(49)
Debit valuation adjustments	6	5	2
Other valuation adjustments	(824)	(869)	(913)
of which: liquidity	(293)	(326)	(341)
of which: model uncertainty	(531)	(543)	(571)
1 Amount does not include reserves against defaulted counterparties.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                30

Note 10  Fair value measurement (continued)

c) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, as well as the inputs used in a given valuation technique that are considered significant as of 30 September 2022 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of UBS AG’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by UBS AG.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.22			31.12.21
USD bn	30.9.22	31.12.21	30.9.22	31.12.21			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.7	0.9	0.0	0.0	Relative value to market comparable	Bond price equivalent	9	107	84	16	143	98	points
					Discounted expected cash flows	Discount margin	447	447		434	434		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	1.5	2.8	0.0	0.0	Relative value to market comparable	Loan price equivalent	20	100	97	0	101	99	points
					Discounted expected cash flows	Credit spread	200	350	287	175	800	436	basis points
					Market comparable and securitization model	Credit spread	125	1,343	301	28	1,544	241	basis points
Auction rate securities	1.7	1.6			Discounted expected cash flows	Credit spread	115	192	152	115	197	153	basis points
Investment fund units[3]	0.2	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.9	0.8	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			8.6	11.9
Other financial liabilities designated at fair value			1.9	3.2	Discounted expected cash flows	Funding spread	25	175		24	175		basis points
Derivative financial instruments
Interest rate	0.5	0.5	0.1	0.3	Option model	Volatility of interest rates	74	153		65	81		basis points
Credit derivatives	0.4	0.2	0.3	0.3	Discounted expected cash flows	Credit spreads	10	410		1	583		basis points
						Bond price equivalent	3	232		2	136		points
Equity / index	0.7	0.4	1.2	1.5	Option model	Equity dividend yields	0	20		0	11%
						Volatility of equity stocks, equity and other indices	2	118		4	98%
						Equity-to-FX correlation	(29)	84		(29)	76%
						Equity-to-equity correlation	(25)	100		(25)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair value and Derivative financial instruments, as this would not be meaningful.    3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value primarily consists of structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                31

Note 10  Fair value measurement (continued)

d) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Level 1 / 2 parameters and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	30.9.22		30.6.22		31.12.21
USD m	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans measured at fair value, loan commitments and guarantees	22	(19)	25	(32)	19	(13)
Securities financing transactions	41	(43)	53	(55)	41	(53)
Auction rate securities	55[2]	(55)[2]	79	(79)	66	(66)
Asset-backed securities	31	(24)	25	(19)	20	(20)
Equity instruments	181	(161)	177	(152)	173	(146)
Interest rate derivatives, net	16[2]	(23)[2]	41	(54)	29	(19)
Credit derivatives, net	3	(5)	7	(6)	5	(8)
Foreign exchange derivatives, net	10	(5)	11	(7)	19	(11)
Equity / index derivatives, net	326	(314)	382	(374)	368	(335)
Other	36[2]	(80)[2]	63	(90)	50	(73)
Total	721	(728)	861	(868)	790	(744)

1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or securities financing instrument.    2 Includes refinements applied in estimating valuation uncertainty across various parameters.

e) Level 3 instruments: movements during the period

The table on the following page presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                32

Note 10  Fair value measurement (continued)

Movements of Level 3 instruments
USD bn	Balance at the beginning of the period	Net gains / losses included in compre- hensive income[1]	of which: related to instruments held at the end of the period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance at the end of the period

For the nine months ended 30 September 2022[2]
Financial assets at fair value held for trading	2.3	(0.2)	(0.2)	0.3	(1.4)	0.3	0.0	0.3	(0.3)	(0.0)	1.3
of which: Investment fund units	0.0	0.0	0.0	0.0	(0.0)	0.0	0.0	0.1	(0.0)	(0.0)	0.1
of which: Corporate and municipal bonds	0.6	(0.0)	(0.0)	0.2	(0.2)	0.0	0.0	0.0	(0.0)	(0.0)	0.5
of which: Loans	1.4	(0.1)	(0.1)	0.0	(1.1)	0.3	0.0	0.0	(0.2)	(0.0)	0.5

Derivative financial instruments – assets	1.1	0.8	0.5	0.0	0.0	0.6	(0.7)	0.1	(0.1)	(0.1)	1.7
of which: Interest rate	0.5	0.2	0.2	0.0	0.0	0.0	(0.1)	0.1	(0.1)	(0.1)	0.5
of which: Equity / index	0.4	0.4	0.3	0.0	0.0	0.2	(0.3)	0.0	(0.0)	(0.0)	0.7
of which: Credit derivatives	0.2	0.1	(0.1)	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.4

Financial assets at fair value not held for trading	4.2	0.1	0.1	0.6	(0.8)	0.1	(0.0)	0.1	(0.3)	(0.1)	3.9
of which: Loans	0.9	(0.0)	(0.1)	0.4	(0.4)	0.1	0.0	0.0	(0.3)	(0.0)	0.7
of which: Auction rate securities	1.6	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.7
of which: Equity instruments	0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.1	0.0	(0.0)	0.8

Derivative financial instruments – liabilities	2.2	(0.8)	(0.6)	0.0	0.0	1.3	(0.8)	0.1	(0.2)	(0.2)	1.7
of which: Interest rate	0.3	(0.2)	(0.1)	0.0	0.0	0.1	(0.0)	0.0	0.0	(0.1)	0.1
of which: Equity / index	1.5	(0.5)	(0.5)	0.0	0.0	1.0	(0.7)	0.0	(0.2)	(0.1)	1.2
of which: Credit derivatives	0.3	(0.1)	(0.1)	0.0	0.0	0.1	(0.0)	0.1	(0.0)	(0.0)	0.3

Debt issued designated at fair value	11.9	(1.7)	(1.4)	0.0	0.0	4.4	(3.0)	0.5	(2.8)	(0.5)	8.6

Other financial liabilities designated at fair value	3.2	(1.0)	(1.0)	0.0	0.0	0.2	(0.3)	0.1	(0.2)	(0.1)	1.9

For the nine months ended 30 September 2021

Financial assets at fair value held for trading	2.3	0.0	(0.0)	0.3	(1.0)	0.2	0.0	0.2	(0.2)	(0.0)	1.8
of which: Investment fund units	0.0	(0.0)	(0.0)	0.0	(0.0)	0.0	0.0	0.0	(0.0)	(0.0)	0.0
of which: Corporate and municipal bonds	0.8	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	(0.1)	(0.0)	0.8
of which: Loans	1.1	0.0	0.0	0.0	(0.6)	0.2	0.0	0.0	(0.2)	0.0	0.7

Derivative financial instruments – assets	1.8	(0.2)	(0.2)	0.0	0.0	0.5	(0.5)	0.1	(0.1)	(0.0)	1.4
of which: Interest rate	0.5	(0.1)	(0.1)	0.0	0.0	0.0	(0.1)	0.0	(0.0)	(0.0)	0.3
of which: Equity / index	0.9	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	(0.1)	(0.0)	0.7
of which: Credit derivatives	0.3	(0.1)	(0.1)	0.0	0.0	0.1	(0.0)	0.1	(0.0)	0.0	0.3

Financial assets at fair value not held for trading	3.9	0.1	0.1	0.8	(0.4)	0.0	0.0	0.1	(0.3)	(0.0)	4.3
of which: Loans	0.9	0.0	0.0	0.4	(0.2)	0.0	0.0	0.0	(0.3)	(0.0)	0.9
of which: Auction rate securities	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
of which: Equity instruments	0.5	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	(0.0)	(0.0)	0.6

Derivative financial instruments – liabilities	3.5	0.2	(0.0)	0.0	0.0	0.8	(1.6)	0.0	(0.3)	(0.0)	2.5
of which: Interest rate	0.5	(0.0)	(0.0)	0.0	0.0	0.1	(0.1)	0.0	(0.0)	(0.0)	0.5
of which: Equity / index	2.3	0.4	0.1	0.0	0.0	0.6	(1.4)	0.0	(0.2)	(0.0)	1.6
of which: Credit derivatives	0.5	(0.2)	(0.2)	0.0	0.0	0.1	(0.0)	0.0	(0.1)	(0.0)	0.3

Debt issued designated at fair value	9.6	0.2	0.2	0.0	0.0	7.7	(3.4)	0.2	(0.9)	(0.2)	13.2

Other financial liabilities designated at fair value	2.1	(0.0)	(0.0)	0.0	0.0	1.2	(0.3)	0.0	(0.0)	(0.0)	3.0

1 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income.    2 Total Level 3 assets as of 30 September 2022 were USD 6.8bn (31 December 2021: USD 7.6bn). Total Level 3 liabilities as of 30 September 2022 were USD 12.3bn (31 December 2021: USD 17.4bn).

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Note 10  Fair value measurement (continued)

f) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value. Valuation principles applied when determining fair value estimates for financial instruments not measured at fair value are consistent with those described in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

Financial instruments not measured at fair value
	30.9.22		30.6.22		31.12.21
USD bn	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	166.4	166.4	190.4	190.4	192.8	192.8
Loans and advances to banks	14.4	14.4	16.4	16.4	15.4	15.3
Receivables from securities financing transactions	66.9	66.9	63.3	63.3	75.0	75.0
Cash collateral receivables on derivative instruments	48.2	48.2	43.8	43.8	30.5	30.5
Loans and advances to customers	374.7	363.0	384.9	374.6	398.7	397.9
Other financial assets measured at amortized cost[1]	47.0	44.6	37.6	36.1	26.2	26.5
Liabilities
Amounts due to banks	13.9	13.9	15.2	15.2	13.1	13.1
Payables from securities financing transactions	4.5	4.5	6.0	6.0	5.5	5.5
Cash collateral payables on derivative instruments	44.3	44.3	40.5	40.5	31.8	31.8
Customer deposits	498.2	497.9	514.3	514.3	544.8	544.8
Funding from UBS Group AG measured at amortized cost	55.7	54.4	57.1	56.2	57.3	58.8
Debt issued measured at amortized cost	55.4	54.8	65.8	65.1	82.4	82.8
Other financial liabilities measured at amortized cost[2]	7.0	7.0	7.4	7.4	6.3	6.3

1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.    2 Excludes lease liabilities.

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Note 11   Derivative instruments

a) Derivative instruments

As of 30.9.22, USD bn	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate	41.3	975	38.8	970	10,300
Credit derivatives	1.7	48	1.5	48	0
Foreign exchange	115.8	3,299	114.6	3,108	45
Equity / index	33.5	367	34.2	418	68
Commodities	2.0	73	2.2	65	17
Loan commitments measured at FVTPL	0.0	1	0.1	5
Unsettled purchases of non-derivative financial instruments[3]	0.4	28	0.5	22
Unsettled sales of non-derivative financial instruments[3]	0.4	28	0.4	18
Total derivative financial instruments, based on IFRS netting[4]	195.2	4,819	192.3	4,655	10,430
Further netting potential not recognized on the balance sheet[5]	(177.7)		(176.1)
of which: netting of recognized financial liabilities / assets	(142.8)		(142.8)
of which: netting with collateral received / pledged	(35.0)		(33.3)
Total derivative financial instruments, after consideration of further netting potential	17.5		16.2

As of 30.6.22, USD bn
Derivative financial instruments
Interest rate	38.3	1,083	34.7	1,051	9,799
Credit derivatives	2.1	48	1.8	47	0
Foreign exchange	83.4	3,252	82.5	3,092	33
Equity / index	33.9	388	34.6	457	69
Commodities	2.0	78	2.2	70	16
Loan commitments measured at FVTPL	0.0	1	0.0	7
Unsettled purchases of non-derivative financial instruments[3]	0.3	29	0.5	22
Unsettled sales of non-derivative financial instruments[3]	0.5	30	0.5	24
Total derivative financial instruments, based on IFRS netting[4]	160.5	4,910	156.9	4,771	9,916
Further netting potential not recognized on the balance sheet[5]	(146.5)		(141.0)
of which: netting of recognized financial liabilities / assets	(116.0)		(116.0)
of which: netting with collateral received / pledged	(30.5)		(24.9)
Total derivative financial instruments, after consideration of further netting potential	14.0		15.9

As of 31.12.21, USD bn
Derivative financial instruments
Interest rate	33.2	991	28.7	943	8,675
Credit derivatives	1.4	45	1.8	46	0
Foreign exchange	53.3	3,031	54.1	2,939	1
Equity / index	28.2	457	34.9	604	80
Commodities	1.6	58	1.6	56	15
Loan commitments measured at FVTPL	0.0	1	0.0	8
Unsettled purchases of non-derivative financial instruments[3]	0.1	13	0.2	11
Unsettled sales of non-derivative financial instruments[3]	0.2	18	0.1	9
Total derivative financial instruments, based on IFRS netting[4]	118.1	4,614	121.3	4,617	8,771
Further netting potential not recognized on the balance sheet[5]	(107.4)		(107.0)
of which: netting of recognized financial liabilities / assets	(88.9)		(88.9)
of which: netting with collateral received / pledged	(18.5)		(18.1)
Total derivative financial instruments, after consideration of further netting potential	10.7		14.3

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of client-cleared ETD and OTC transactions through central clearing counterparties are not disclosed, as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any of the periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

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Note 11   Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD bn	Receivables 30.9.22	Payables 30.9.22	Receivables 30.6.22	Payables 30.6.22	Receivables 31.12.21	Payables 31.12.21
Cash collateral on derivative instruments, based on IFRS netting[1]	48.2	44.3	43.8	40.5	30.5	31.8
Further netting potential not recognized on the balance sheet[2]	(30.2)	(25.6)	(23.2)	(22.6)	(18.4)	(16.4)
of which: netting of recognized financial liabilities / assets	(28.2)	(23.6)	(20.4)	(19.9)	(15.2)	(13.1)
of which: netting with collateral received / pledged	(2.1)	(2.1)	(2.8)	(2.8)	(3.3)	(3.3)
Cash collateral on derivative instruments, after consideration of further netting potential	18.0	18.7	20.6	17.9	12.1	15.4

1 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

Note 12   Other assets and liabilities

a) Other financial assets measured at amortized cost

USD m	30.9.22	30.6.22	31.12.21
Debt securities[1]	39,259	29,812	18,858
Loans to financial advisors	2,505	2,447	2,453
Fee- and commission-related receivables	1,867	1,965	1,966
Finance lease receivables	1,270	1,283	1,356
Settlement and clearing accounts	611	500	455
Accrued interest income	854	681	521
Other	680	863	627
Total other financial assets measured at amortized cost	47,045	37,551	26,236

1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.

b) Other non-financial assets

USD m	30.9.22	30.6.22	31.12.21
Precious metals and other physical commodities	4,133	4,377	5,258
Deposits and collateral provided in connection with litigation, regulatory and similar matters[1]	2,018	2,150	1,526
Prepaid expenses	785	731	717
VAT and other tax receivables	445	410	591
Properties and other non-current assets held for sale	239	257	32
Assets of disposal groups held for sale[2]		823	1,093
Other	899	819	618
Total other non-financial assets	8,519	9,567	9,836
1 Refer to Note 16 for more information. 2 In the third quarter of 2022, UBS AG completed the sale of its domestic wealth management business in Spain and the sale of UBS Swiss Financial Advisers AG.

c) Other financial liabilities measured at amortized cost

USD m	30.9.22	30.6.22	31.12.21
Other accrued expenses	1,561	1,500	1,642
Accrued interest expenses	1,186	1,238	1,134
Settlement and clearing accounts	1,528	1,866	1,282
Lease liabilities	3,014	3,140	3,438
Other	2,701	2,773	2,269
Total other financial liabilities measured at amortized cost	9,990	10,516	9,765

d) Other financial liabilities designated at fair value

USD m	30.9.22	30.6.22	31.12.21
Financial liabilities related to unit-linked investment contracts	12,321	14,503	21,466
Securities financing transactions	11,376	12,026	6,377
Over-the-counter debt instruments	1,740	2,036	2,128
Funding from UBS Group AG	1,679	1,807	2,340
Other			103
Total other financial liabilities designated at fair value	27,116	30,373	32,414

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Note 12   Other assets and liabilities (continued)

e) Other non-financial liabilities

USD m	30.9.22	30.6.22	31.12.21
Compensation-related liabilities	3,844	3,338	4,795
of which: net defined benefit liability	412	462	617
Deferred tax liabilities	293	201	297
Current tax liabilities	898	935	1,365
VAT and other tax payables	444	490	524
Deferred income	248	233	225
Liabilities of disposal groups held for sale[1]		1,351	1,298
Other	29	70	68
Total other non-financial liabilities	5,757	6,618	8,572
1 In the third quarter of 2022, UBS AG completed the sale of its domestic wealth management business in Spain and the sale of UBS Swiss Financial Advisers AG.

Note 13   Debt issued designated at fair value

USD m	30.9.22	30.6.22	31.12.21
Equity-linked[1]	37,785	39,629	47,059
Rates-linked	16,559	16,916	16,369
Credit-linked	2,330	2,147	1,723
Fixed-rate	5,887	5,411	2,868
Commodity-linked	4,350	4,640	2,911
Other	784	1,715	529
Total debt issued designated at fair value	67,696	70,457	71,460
1 Includes investment fund unit-linked instruments issued.

Note 14   Debt issued measured at amortized cost

USD m	30.9.22	30.6.22	31.12.21
Short-term debt[1]	24,849	31,525	43,098
Senior unsecured debt other than TLAC	19,050	20,109	23,328
Covered bonds			1,389
Subordinated debt	2,959	5,008	5,163
of which: low-trigger loss-absorbing tier 2 capital instruments	2,427	2,471	2,596
of which: non-Basel III-compliant tier 2 capital instruments	531	538	547
Debt issued through the Swiss central mortgage institutions	8,567	9,177	9,454
Long-term debt[2]	30,576	34,294	39,334
Total debt issued measured at amortized cost[3]	55,425	65,820	82,432

1 Debt with an original contractual maturity of less than one year, mainly consisting of certificates of deposit and commercial paper.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for any of the periods presented.

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Note 15   Interest rate benchmark reform

During 2022, UBS AG has continued to manage the transition to alternative reference rates (ARRs). The transition of non-USD interbank offered rates (IBORs) is substantially complete, with efforts now focused on managing the transition of the remaining USD London Interbank Offered Rate (LIBOR) exposures.

On 15 March 2022, the US enacted federal legislation, the Adjustable Interest Rate (LIBOR) Act, which is substantially based on, and supersedes, the New York State LIBOR legislation. The Adjustable Interest Rate (LIBOR) Act provides a legislative solution for USD LIBOR legacy products governed by any US state law should such products fail to transition prior to the USD LIBOR cessation date of 30 June 2023.

In January 2022, UBS AG completed the transition of USD LIBOR-linked balances related to brokerage accounts. Substantially all US securities-based lending that was outstanding as of 31 December 2021 has been transitioned to the Secured Overnight Financing Rate (SOFR) and UBS AG continues to make good progress on the transition of the remaining USD LIBOR non-derivative assets and liabilities.

In August 2022, to facilitate the transition of derivatives linked to the USD LIBOR Swap Rate, UBS AG adhered to the June 2022 Benchmark Module of the ISDA 2021 Fallbacks Protocol on the USD LIBOR Swap Rate. The transition of USD LIBOR-cleared derivatives is planned to commence in the second quarter of 2023.

Note 16   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD m	30.9.22	30.6.22	31.12.21
Provisions other than provisions for expected credit losses	3,053	3,215	3,256
Provisions for expected credit losses[1]	182	192	196
Total provisions	3,235	3,407	3,452
1 Refer to Note 9c for more information.

The following table presents additional information for provisions other than provisions for expected credit losses.

USD m	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2021	2,798	137	321	3,256
Balance as of 30 June 2022	2,798	114	302	3,215
Increase in provisions recognized in the income statement	25	25	10	60
Release of provisions recognized in the income statement	(4)	(5)	(5)	(15)
Provisions used in conformity with designated purpose	(52)	(40)	(10)	(102)
Foreign currency translation / unwind of discount	(90)	(4)	(12)	(105)
Balance as of 30 September 2022	2,677	90	285	3,053

1 Consists of provisions for losses resulting from legal, liability and compliance risks.    2 Consists of personnel-related restructuring provisions of USD 56m as of 30 September 2022 (30 June 2022: USD 75m; 31 December 2021: USD 90m) and provisions for onerous contracts of USD 34m as of 30 September 2022 (30 June 2022: USD 40m; 31 December 2021: USD 47m).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions relate to personnel-related provisions and onerous contracts. Personnel-related restructuring provisions are generally used within a short period of time. The level of personnel-related provisions can change when natural staff attrition reduces the number of people affected by a restructuring event, and therefore results in lower estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non‑lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

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Note 16   Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. “UBS,” “we” and “our” may, for purposes of this Note, refer to UBS AG and / or one or more of its subsidiaries, as applicable.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

UBS AG Third quarter 2022 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                39

Note 16   Provisions and contingent liabilities (continued)

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group third quarter 2022 report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD m	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2021	1,338	181	8	310	962	2,798
Balance as of 30 June 2022	1,289	168	8	387	946	2,798
Increase in provisions recognized in the income statement	22	0	0	3	0	25
Release of provisions recognized in the income statement	(4)	0	0	0	0	(4)
Provisions used in conformity with designated purpose	(44)	0	0	0	(8)	(52)
Foreign currency translation / unwind of discount	(68)	(10)	0	(11)	(1)	(90)
Balance as of 30 September 2022	1,195	158	8	378	937	2,677

1 Provisions, if any, for the matters described in items 3 and 4 of this Note are recorded in Global Wealth Management, and provisions, if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, provisions, if any, for the matters described in item 5 are allocated between the Investment Bank and Group Functions, and provisions, if any, for the matters described in item 7 are allocated between Global Wealth Management and the Investment Bank.

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1bn.

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Note 16   Provisions and contingent liabilities (continued)

On 20 February 2019, the court of first instance returned a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and of laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial in the French Court of Appeal took place in March 2021. On 13 December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR 3.75m, the confiscation of EUR 1bn, and awarded civil damages to the French state of EUR 800m. The court also found UBS (France) SA guilty of the aiding and abetting of unlawful solicitation and ordered it to pay a fine of EUR 1.875m. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court of Appeal and to determine next steps in the best interest of its stakeholders. The fine and confiscation imposed by the Court of Appeal are suspended during the appeal. The civil damages award has been paid to the French state (EUR 99m of which was deducted from the bail), subject to the result of UBS’s appeal.

Our balance sheet at 30 September 2022 reflected provisions with respect to this matter in an amount of EUR 1.1bn (USD 1.1bn). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty and the provision reflects our best estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision amount.

Our balance sheet at 30 September 2022 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 30 September 2022 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1bn, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

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Note 16   Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2bn. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125m of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then, UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands seeking aggregate damages of USD 3.4bn, of which USD 3.3bn have been resolved through settlements, arbitration or withdrawal of claims. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2021, the parties reached an agreement to settle this matter for USD 15m, subject to court approval.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3bn of bonds by the System in 2008 and sought damages of over USD 800m. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’ motion for summary judgment. In 2022, UBS filed a motion to dismiss in the bankruptcy proceeding.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125m in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases. The actions collectively seek recovery of an aggregate of USD 955m in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters. Defendants’ motions to dismiss have been granted in all three cases; those decisions are being appealed by the plaintiffs.

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Note 16   Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2022 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141m and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint. In March 2022, the court denied plaintiffs’ motion for class certification.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

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Note 16   Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims, and again dismissed the antitrust claims in 2016 following an appeal. In December 2021, the Second Circuit affirmed the district court’s dismissal in part and reversed in part and remanded to the district court for further proceedings. The Second Circuit, among other things, held that there was personal jurisdiction over UBS and other foreign defendants based on allegations that at least one alleged co-conspirator undertook an overt act in the United States. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. In March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In March 2022, the Second Circuit dismissed the appeal because appellants, who had been substituted in to replace the original plaintiffs who had withdrawn, lacked standing to pursue the appeal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint in September 2021. In September 2022, the court granted defendants’ motion to dismiss the complaint in its entirety, while allowing plaintiffs the opportunity to file an amended complaint. Plaintiffs filed an amended complaint in October 2022.

Other benchmark class actions in the US:

Yen LIBOR / Euroyen TIBOR – In 2014, 2015 and 2017, the court in one of the Yen LIBOR / Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including the plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. In October 2022, the appeals court affirmed the dismissal on multiple grounds. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint focused on Yen LIBOR. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021. In August 2022, the court granted UBS’s motion for reconsideration and dismissed the case against UBS.

CHF LIBOR – In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs appealed. In September 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings.

EURIBOR – In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed.

SIBOR / SOR – In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. Plaintiffs filed an amended complaint in October 2021, which defendants have moved to dismiss. In March 2022, plaintiffs reached a settlement in principle with the remaining defendants, including UBS. The court granted preliminary approval of the settlement in June 2022.

BBSW – In November 2018, the court dismissed the BBSW lawsuit as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs filed an amended complaint in April 2019, which UBS and other defendants moved to dismiss. In February 2020, the court granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings, which the court denied in May 2021. In February 2022, plaintiffs reached a settlement in principle with the remaining defendants, including UBS. The court granted preliminary approval of the settlement in May 2022.

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Note 16   Provisions and contingent liabilities (continued)

GBP LIBOR – The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint were granted in March 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss in June 2021. In March 2022, the court granted defendants’ motion to dismiss that complaint. Plaintiffs have appealed the dismissal. Similar class actions have been filed concerning European government bonds and other government bonds.

In May 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007–2011 relating to European government bonds. The European Commission fined UBS EUR 172m. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2022 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2022 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Communications recordkeeping

The SEC and CFTC conducted investigations of UBS and other financial institutions regarding compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. UBS cooperated with the investigations, and, in September 2022, UBS agreed to pay civil monetary penalties of USD 125m to the SEC and USD 75m to the CFTC to resolve these matters.

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Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Active Digital Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on via the mobile app at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Mobile Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Cost / income ratio (%)	Calculated as operating expenses divided by total revenues.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Fee and trading income for Corporate & Institutional Clients (USD and CHF) – Personal & Corporate Banking	Calculated as the total of recurring net fee and transaction-based income for Corporate & Institutional Clients.	This measure provides information about the amount of fee and trading income for Corporate & Institutional Clients.

UBS AG Third quarter 2022 report | Appendix                                                                                                                                                               46

APM label	Calculation	Information content
Fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of discretionary and nondiscretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment, mutual, hedge and private-market funds where we have a distribution agreement, including client commitments into closed-ended private-market funds from the date that recurring fees are charged. Assets related to our Global Financial Intermediaries business are excluded, as are assets of sanctioned clients.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream. Assets of sanctioned clients are excluded from fee-generating assets.

Fee-generating asset margin (bps) – Global Wealth Management

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets were thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets are thus the average of the prior month-end balances.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.
Gross margin on invested assets (bps) – Asset Management	Calculated as total revenues (annualized as applicable) divided by average invested assets.	This measure provides information about the total revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – Global Wealth Management, Personal & Corporate Banking	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Invested assets (USD and CHF) – Global Wealth Management, Personal & Corporate Banking, Asset Management

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.	This measure provides information about the volume of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.
Net interest margin (bps) – Personal & Corporate Banking	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net new fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients during a specific period. Excluded from the calculation are the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows, excluding movements due to market performance and foreign exchange translation, as well as the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

Net new fee-generating asset growth rate (%) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows recorded during a specific period (annualized as applicable) divided by total fee-generating assets at the beginning of the period.

This measure provides information about the growth of fee-generating assets during a specific period as a result of net new fee-generating asset flows.
Net new investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of the net amount of inflows and outflows of investment products during a specific period.	This measure provides information about the development of investment products during a specific period as a result of net new investment product flows.

UBS AG Third quarter 2022 report | Appendix                                                                                                                                                               47

APM label	Calculation	Information content
Net new money (USD) – Global Wealth Management, Asset Management

Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period. Excluded from the calculation are the effects on invested assets of strategic decisions by UBS to exit markets or services. Net new money for Global Wealth Management is disclosed on an annual basis. Net new money is not measured for Personal & Corporate Banking.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees, as well as the effects on invested assets of strategic decisions by UBS to exit markets or services.

Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth since the comparison period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth since the comparison period.
Recurring net fee income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized total revenues divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to the leverage ratio denominator.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Tangible book value per share (USD)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Total book value per share (USD)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Transaction-based income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income, together with other net income from financial instruments measured at fair value through profit or loss.

UBS AG Third quarter 2022 report | Appendix                                                                                                                                                               48

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ESR                  environmental and social risk

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GMD               Group Managing Director

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

UBS AG Third quarter 2022 report | Appendix                                                                                                                                                               49

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region of the People’s Republic of China

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing or

                        sustainable investments

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

UBS AG Third quarter 2022 report | Appendix                                                                                                                                                               50

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a German translation of selected sections of our Annual Report.

Annual Review: This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English and German.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in a fully digital and .pdf format at ubs.com/investors, under “Financial information.” Printed copies of our Annual Report (in English) and our Compensation Report (in English and German), as well as a German translation of selected sections of our Annual Report, can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: results-related news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; our corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20‑F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the SEC. Principal among these filings is the annual report on Form 20‑F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20‑F is structured as a wraparound document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20‑F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

UBS AG Third quarter 2022 report | Appendix                                                                                                                                                               51

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Russia’s invasion of Ukraine has led to heightened volatility across global markets, to the coordinated implementation of sanctions on Russia and Belarus, Russian and Belarusian entities and nationals, and to heightened political tensions across the globe. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing energy shortages and food insecurity. The speed of implementation and extent of sanctions, as well as the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, the effects of economic conditions, including increasing inflationary pressures, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS AG Third quarter 2022 report | Appendix                                                                                                                                                               52

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Sarah Youngwood_____________

Name:  Sarah Youngwood

Title:    Chief Financial Officer

By:     /s/ Christopher Castello____________

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  October 28, 2022